Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000
FACSIMILE: +1-212-455-2502

Direct Dial Number	E-mail Address
(212) 455-3352	kwallach@stblaw.com
(212) 455-7862	hui.lin@stblaw.com
April 14, 2023
VIA EDGAR
Taylor Beech
Donald Field
James Giugliano
Lyn Shenk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	CAVA Group, Inc.
Draft Registration Statement on Form S-1
Submitted March 17, 2023
CIK No. 0001639438
Ladies and Gentlemen:
On behalf of CAVA Group, Inc. (the “Registrant”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock, which amends Amendment No. 1 to the Draft Registration Statement confidentially submitted on March 17, 2023. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
In addition, we are providing the following responses to your comment letter, dated March 31, 2023, regarding Amendment No. 1 to the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by the Registrant.
Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted March 17, 2023
Summary

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Securities and Exchange Commission	-	2	-	April 14, 2023
Summary, page 1
1.We note your response to comments 2, 4 and 7 and reissue our comments in part. In this section and your Business section, to give investors context to understand your organic growth and historical results, where you present financial results for your CAVA segment, please revise to also include comparable figures for your consolidated financial results. Your consolidated financial results as presented in the included financial statements should be given equal presentation, weight, prominence and should be disclosed first or along side any segment results.
In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 6, 86, and 91 to include relevant comparable figures, where available, for consolidated financial results. The Company notes that it has not included consolidated AUV, Same Restaurant Sales or Same Restaurant Sales Growth in Amendment No. 2, as the Company does not track such consolidated metrics. Furthermore, the Company notes that it has not included Restaurant-Level Profit on a consolidated basis, where applicable, in Amendment No. 2, as such metric is only used as a segment measure and the Company does not use such metric to evaluate its consolidated results.
CAVA: Defining A Category, page 1
2.We note your response to comment 5 and reissue. Please refer to your CAVA CAGR chart. Please revise to balance your CAVA CAGR presentation with your audited revenue and net income or losses for the same periods.
In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 87.
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Securities and Exchange Commission	-	3	-	April 14, 2023
Please do not hesitate to contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 with any questions you may have regarding this confidential submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach

/s/ Hui Lin

Hui Lin

cc	CAVA Group, Inc.
Robert Bertram
Skadden, Arps, Slate, Meagher & Flom LLP
Laura A. Kaufmann Belkhayat
Ryan J. Dzierniejko